UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

KINETIK HOLDINGS INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02215L209

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON BCP Raptor Aggregator, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,200,403 (1)
	8	SHARED VOTING POWER 3,312,789 (2)
	9	SOLE DISPOSITIVE POWER 64,200,403 (1)
	10	SHARED DISPOSITIVE POWER 3,312,789 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,513,192 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.9% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Includes common units representing limited partner interests of Kinetik Holdings LP (the “Partnership”, and such units, “Common Units”) and a corresponding number of shares of Class C Common Stock, par value $0.0001 per share, of Kinetik Holdings Inc. (the “Issuer” and such stock, “Class C Common Stock”), which together may be redeemed for shares of Class A Common Stock, par value $0.0001 per share of the Issuer (“Class A Common Stock”) on a one-for-one basis pursuant to the Third Amended and Restated Agreement of Limited Partnership of the Partnership (“Third A&R LPA”)

(2)

Consists of the consideration allocation rights described in Item 6 herein (“Consideration Allocation Rights”), which may each be settled for shares of Class A Common Stock as described further in Item 6.

(3)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON BX Permian Pipeline Aggregator LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,378,954 (1)
	8	SHARED VOTING POWER 535,023 (2)
	9	SOLE DISPOSITIVE POWER 10,378,954 (1)
	10	SHARED DISPOSITIVE POWER 535,023 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,913,977 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes Common Units and a corresponding number of shares of Class C Common Stock, which together may be redeemed for shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA.

(2)	Consists of the Consideration Allocation Rights which may each be settled for shares of Class A Common Stock as further described in Item 6.
(3)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON BCP VII/BEP II Holdings Manager L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,579,357 (1)
	8	SHARED VOTING POWER 3,847,812 (2)
	9	SOLE DISPOSITIVE POWER 74,579,357 (1)
	10	SHARED DISPOSITIVE POWER 3,847,812 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,427,169 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.3% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes Common Units and a corresponding number of shares of Class C Common Stock, which together may be redeemed for shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA.

(2)	Consists of the Consideration Allocation Rights which may each be settled for shares of Class A Common Stock as further described in Item 6.
(3)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Energy Management Associates II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 78,427,169 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 78,427,169 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,427,169 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.3% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes Common Units and a corresponding number of shares of Class C Common Stock, which together may be redeemed for shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA.

(2)	Consists of the Consideration Allocation Rights which may each be settled for shares of Class A Common Stock as further described in Item 6.
(3)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Management Associates VII L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 78,427,169 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 78,427,169 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,427,169 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.3% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes Common Units and a corresponding number of shares of Class C Common Stock, which together may be redeemed for shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA.

(2)	Consists of the Consideration Allocation Rights which may each be settled for shares of Class A Common Stock as further described in Item 6.
(3)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone EMA II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 78,427,169 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 78,427,169 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,427,169 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.3% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes Common Units and a corresponding number of shares of Class C Common Stock, which together may be redeemed for shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA.

(2)	Consists of the Consideration Allocation Rights which may each be settled for shares of Class A Common Stock as further described in Item 6.
(3)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON BMA VII L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 78,427,169 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 78,427,169 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,427,169 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.3% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes Common Units and a corresponding number of shares of Class C Common Stock, which together may be redeemed for shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA.

(2)	Consists of the Consideration Allocation Rights which may each be settled for shares of Class A Common Stock as further described in Item 6.
(3)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,579,357 (1)
	8	SHARED VOTING POWER 3,847,812 (2)
	9	SOLE DISPOSITIVE POWER 74,579,357 (1)
	10	SHARED DISPOSITIVE POWER 3,847,812 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,427,169 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.3% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Includes Common Units and a corresponding number of shares of Class C Common Stock, which together may be redeemed for shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA.

(2)	Consists of the Consideration Allocation Rights which may each be settled for shares of Class A Common Stock as further described in Item 6.
(3)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,579,357 (1)
	8	SHARED VOTING POWER 3,847,812 (2)
	9	SOLE DISPOSITIVE POWER 74,579,357 (1)
	10	SHARED DISPOSITIVE POWER 3,847,812 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,427,169 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.3% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Includes Common Units and a corresponding number of shares of Class C Common Stock, which together may be redeemed for shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA.

(2)	Consists of the Consideration Allocation Rights which may each be settled for shares of Class A Common Stock as further described in Item 6.
(3)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,579,357 (1)
	8	SHARED VOTING POWER 3,847,812 (2)
	9	SOLE DISPOSITIVE POWER 74,579,357 (1)
	10	SHARED DISPOSITIVE POWER 3,847,812 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,427,169 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.3% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes Common Units and a corresponding number of shares of Class C Common Stock, which together may be redeemed for shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA.

(2)	Consists of the Consideration Allocation Rights which may each be settled for shares of Class A Common Stock as further described in Item 6.
(3)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,583,870 (1)(3)
	8	SHARED VOTING POWER 3,847,812 (2)
	9	SOLE DISPOSITIVE POWER 74,583,870 (1)(3)
	10	SHARED DISPOSITIVE POWER 3,847,812 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,431,682 (1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.3% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Includes Common Units and a corresponding number of shares of Class C Common Stock, which together may be redeemed for shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA.

(2)	Consists of the Consideration Allocation Rights which may each be settled for shares of Class A Common Stock as further described in Item 6.
(3)

Additionally, as of the date hereof, Harvest Fund Advisors LLC, an indirect subsidiary of Blackstone Inc. (“HFA”), is the beneficial owner of 4,513 shares of Class A Common Stock, which Class A Common Stock is held by funds and accounts managed by HFA in the ordinary course of its business.

(4)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,583,870 (1)(3)
	8	SHARED VOTING POWER 3,847,812 (2)
	9	SOLE DISPOSITIVE POWER 74,583,870 (1)(3)
	10	SHARED DISPOSITIVE POWER 3,847,812 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,431,682 (1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.3% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes Common Units and a corresponding number of shares of Class C Common Stock, which together may be redeemed for shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA.

(2)	Consists of the Consideration Allocation Rights which may each be settled for shares of Class A Common Stock as further described in Item 6.
(3)

Additionally, as of the date hereof, HFA is the beneficial owner of 4,513 shares of Class A Common Stock, which Class A Common Stock is held by funds and accounts managed by HFA in the ordinary course of its business.

(4)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,583,870 (1)(3)
	8	SHARED VOTING POWER 3,847,812 (2)
	9	SOLE DISPOSITIVE POWER 74,583,870 (1)(3)
	10	SHARED DISPOSITIVE POWER 3,847,812 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,431,682 (1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.3% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes Common Units and a corresponding number of shares of Class C Common Stock, which together may be redeemed for shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA.

(2)	Consists of the Consideration Allocation Rights which may each be settled for shares of Class A Common Stock as further described in Item 6.
(3)

Additionally, as of the date hereof, HFA is the beneficial owner of 4,513 shares of Class A Common Stock, which Class A Common Stock is held by funds and accounts managed by HFA in the ordinary course of its business.

(4)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

Explanatory Note

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Kinetik Holdings Inc., a Delaware corporation (the “Issuer”), and is being filed to amend the initial statement on Schedule 13D filed on March 4, 2022 and subsequently amended by Amendment No. 1 filed on May 20, 2022, Amendment No. 2 filed on August 19, 2022, Amendment No. 3 filed on November 21, 2022, Amendment No. 4 filed on February 22, 2023 and Amendment No. 5 filed on May 19, 2023 (as amended, the “Schedule 13D”).

Except as set forth herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The information in Item 5(c) and Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The first three paragraphs of items 5(a) and (b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b) Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes that there were 54,517,128 shares of Class A Common Stock outstanding as of the date hereof, as provided by the Issuer, and takes into account any shares of Class A Common Stock which would be received upon exchange of shares of Class C Common Stock along with an equivalent number of Common Units for a corresponding number of newly-issued shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA (as defined in Item 6), in each case, that may be deemed to be beneficially owned by the Reporting Persons, as applicable (and no other shares of Class C Common Stock or Common Units).

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, (i) BCP Aggregator holds 7,779,257 shares of Class A Common Stock, 56,421,146 Common Units and a corresponding number of shares of Class C Common Stock and 3,312,789 Consideration Allocation Rights and (ii) BX Permian holds 1,257,628 shares of Class A Common Stock, 9,121,326 Common Units and a corresponding number of shares of Class C Common Stock and 535,023 Consideration Allocation Rights. The Common Units are generally redeemable in exchange for shares of Class A Common Stock on a one-for-one basis or, at the Partnership’s option, an equivalent amount of cash; provided that the Issuer may, at its option, effect a direct exchange of cash or Class A Common Stock for such Common Units in lieu of such a redemption by the Partnership. Upon any redemption or exchange of Common Units, a corresponding number of shares of Class C Common Stock will be cancelled. Harvest Fund Advisors LLC, an indirect subsidiary of Blackstone (“HFA”), is the beneficial owner of 4,513 shares of Class A Common Stock, which shares are held by funds and accounts managed by HFA in the ordinary course of its business.

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

BCP Aggregator and BX Permian received 2,738 and 442 shares, respectively, on July 31, 2023 in settlement of a corresponding number of Consideration Allocation Rights.

Pursuant to the DRIP Agreement, BCP Aggregator and BX Permian participated in the dividend reinvestment plan of the Issuer and had 100% of their respective cash distributions and none of their respective cash dividends reinvested in shares of Class A Common Stock of the Issuer as follows on August 16, 2023.

Entity	Amount reinvested	Price per share	Number of shares
BCP Aggregator	$42,315,859.50	$34.63	1,221,868
BX Permian	$6,840,994.50	$34.63	197,533

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2023

BCP RAPTOR AGGREGATOR, LP

By: BCP VII/BEP II Holdings Manager L.L.C., its general partner

By:	/s/ David Foley
Name:	David Foley
Title:	Senior Managing Director

BX PERMIAN PIPELINE AGGREGATOR LP

By: BCP VII/BEP II Holdings Manager L.L.C., its general partner

By:	/s/ David Foley
Name:	David Foley
Title:	Senior Managing Director

BCP VII/BEP II HOLDINGS MANAGER L.L.C.

By:	/s/ David Foley
Name:	David Foley
Title:	Senior Managing Director

[Signature Page to Schedule 13D/A]

BLACKSTONE ENERGY MANAGEMENT ASSOCIATES II L.L.C.

By:	Blackstone EMA II L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BLACKSTONE EMA II L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BLACKSTONE MANAGEMENT ASSOCIATES VII L.L.C.

By:	BMA VII L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BMA VII L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BLACKSTONE HOLDINGS III L.P.

By:	Blackstone Holdings III GP L.P., its general partner

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

[Signature Page to Schedule 13D/A]

BLACKSTONE HOLDINGS III GP L.P.

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

STEPHEN A. SCHWARZMAN

/s/ Stephen A. Schwarzman

[Signature Page to Schedule 13D/A]